One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 | Fax: 404-881-7777
Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

August 4, 2023

VIA EDGAR

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Fund (File No. 333-265783)

Dear Mr. Bellacicco:

This letter sets forth the response of our client, AOG Institutional Fund (the “Fund”), to the oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), given via telephone conference on July 19, 2023 (the “Comment Letter”), pertaining to the post-effective amendment no. 1 to the Fund’s registration statement filed on Form N-2 on June 15, 2023 (the “Registration Statement”).

The Applicant’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were given and are numbered accordingly.

1.                   Comment: The Fund’s name has changed from “AOG Institutional Diversified Fund” to “AOG Institutional Fund”, striking the word “Diversified.” Please confirm that the Fund will change its name on EDGAR once the filing becomes effective.

Response: The Fund undertakes to change its name to “AOG Institutional Fund” on EDGAR, once the filing becomes effective.

2.                   Comment: Regarding repurchases, please disclose the maximum percentage of outstanding shares that may be repurchased.

Response: The Fund confirms that the minimum percentage of shares that may be offered for repurchase is 5%, and the maximum amount that may be offered for repurchase is 25%. The Fund undertakes to include the maximum percentage of outstanding shares that may be repurchased in the Registration Statement, where applicable.

Mr. Christopher R. Bellacicco August 4, 2023 Page 2

3.                   Comment: Please disclose on the cover page the intervals between deadlines of purchase request, pricing, and repayment. Please also disclose the anticipated timing of the initial repurchase.

Response: The Fund undertakes to disclose the following on the cover page of the Registration Statement:

No less than twenty-one (21) days and no more than forty-two (42) days before each Repurchase Request Deadline (as defined below), Shareholders will be notified in writing about each repurchase offer. The timing between the notification to Shareholders and the Repurchase Request Deadline is generally thirty (30) days but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. Shares will be repurchased at their NAV per share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”). Payment pursuant to the repurchase will be made no more than seven (7) days after the Repurchase Pricing Date. The anticipated timing of the initial repurchase request will be in the third calendar quarter of 2023.

4.                   Comment: On page 1 of the prospectus, under the heading “Nasdaq Fund Secondaries Auction Process,” and throughout the registration statement, it is stated that secondary transfers through an auction conducted via Nasdaq Fund Secondaries may begin “no sooner than 12-24 months” after the Fund commences operations. Please revise this disclosure throughout the registration statement to indicate that there is an end date to this language.

Response: The Fund undertakes to revise the Registration Statement as follows:

As discussed above, upon obtaining requisite Board of Trustees approval which it expects to seek 12-36 months after it commenced operations, the Fund may make its Shares available for secondary transfers on a periodic basis through an auction conducted via Nasdaq Fund Secondaries, LLC and its registered broker dealer and alternative trading system subsidiary, NFSTX, LLC (collectively, “Nasdaq Fund Secondaries”).

5.                   Comment: On page 1 of the prospectus, under the heading “Nasdaq Fund Secondaries Auction Process,” and throughout the registration statement, it is stated that the Fund “may” make its shares available for secondary transfers through an auction conducted through Nasdaq Fund Secondaries.

Please explain what dictates whether the Fund will make its shares available for secondary transfers on Nasdaq. Please also indicate why the Fund may choose not to make its shares available on Nasdaq.

Response: The Fund will determine the time at which it will commence the Nasdaq auction process based on the number of outstanding shares and investors, concentration of shares among investors, consultation with Nasdaq about the expected participation and demand in the auctions, projections from Nasdaq on the estimated auction price relative to the then-current net asset value, and data from Nasdaq about historical auctions of similarly situated funds, subject to the oversight and approval of the Fund’s board of trustees.

Mr. Christopher R. Bellacicco August 4, 2023 Page 3

6.                   Comment: On page 2 of the prospectus, under the heading “Purchase and Repurchase of Shares”, the first sentence states “Only shares of the Fund are available for purchase by prospective investors.” Please strike this sentence from the prospectus.

Response: The Fund undertakes to remove the above referenced sentence from the Registration Statement.

7.                   Comment: On page 3 of the prospectus, under the sentence “Fund Shareholders may attempt to sell their Shares through the following liquidity mechanisms:” the third bullet point states, “The Adviser currently expects that, generally, it will recommend to the Board that each annual repurchase offer should apply to no more than 5% of the net assets of the Fund, although the Adviser may recommend that a greater amount be repurchased at its discretion.” Please move this third bullet point before the second bullet point. Please make this change throughout the registration statement, where applicable.

Response: The Fund undertakes to revise the Registration Statement, where applicable, as follows:

Fund Shareholders may attempt to sell their Shares through the following liquidity mechanisms:

•	The Fund has adopted a fundamental policy to make one repurchase offer of at least 5% of outstanding Shares at the net asset value (“NAV”) of Shares in the third calendar quarter of each year.

•	The Adviser currently expects that, generally, it will recommend to the Board that each annual repurchase offer should apply to no more than 5% of the net assets of the Fund, although the Adviser may recommend that a greater amount be repurchased at its discretion.

•	In addition to this minimum repurchase offer, the Fund may, in the sole discretion of the Fund’s Board, make additional written tender offers of its outstanding Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at such times and in such amounts as the Board may determine.

~~•~~	~~The Adviser currently expects that, generally, it will recommend to the Board that each annual repurchase offer should apply to no more than 5% of the net assets of the Fund, although the Adviser may recommend that a greater amount be repurchased at its discretion.~~
•	~~No sooner than~~ Upon obtaining requisite Board of Trustees approval which it expects to seek 12-36 months after it commenced operations, Fund Shareholders may ~~attempt~~ be permitted to sell their Fund Shares by participating in the monthly Nasdaq Fund Secondaries auction process through a market participant eligible to submit orders to Nasdaq Fund Secondaries.

8.                   Comment: On page 4 of the prospectus, under the heading “Investment Strategy,” please revise to include disclosure clarifying the characteristics relating to the Endowment Model. The current disclosure suggests the model emphasizes a long time-horizon, whereas an investor in the Fund may not have a long time-horizon. Please clarify the distinctions between the Fund and

Mr. Christopher R. Bellacicco August 4, 2023 Page 4

the Endowment Model, because the strategies may be similar, but the liquidity needs are not. Yale University and retail investors have different needs.

Response: The Fund undertakes to revise the disclosure under the heading titled “Investment Strategy” as follows:

The Adviser will seek to achieve the Fund’s investment objective by taking a strategic investment approach similar to the “Endowment Model” utilized by many pensions, endowments and family offices. The Endowment Model was pioneered by David Swenson, Yale University’s chief investment officer, and has the following as its primary investment characteristics:

~~•~~	Broad diversification across all asset classes;
~~•~~	Low allocations to assets with low expected returns; and
~~•~~	High allocations to illiquid assets such as private equity, private credit, real estate, and venture capital.

Yale University’s endowment style of investing utilizes not just the investment allocation decisions noted, but numerous strategic partnerships and access to top investment managers. Successful university endowments using the Endowment Model style of investing have allocated larger amounts to private equity, private credit, real assets, and venture capital and less to publicly traded stocks and bonds. The Adviser will look to the Endowment Model as a guide in making investment allocation decisions, rather than mimicking its investments or attempting to replicate its access to strategic partnerships or top investment managers. While the Fund’s particular strategic partnerships and relationships with investment managers may differ in terms of amount of relationships and access level from those of university endowments, the Fund nonetheless maintains strong partnerships and has broad access to investment managers that it believes will allow it to employ a comparable approach to that of the Endowment Model. Additionally, investors in the Fund will typically have higher liquidity needs than investors in university endowments, and as a result investors should not expect the Fund’s liquidity profile to match those of a university endowment.

9.                   Comment: On page 4 of the prospectus, under the heading “Investment Strategy”, the second paragraph states “Yale University’s endowment style of investing utilizes not just the investment allocation decisions noted, but numerous strategic partnerships and access to top investment managers. Successful university endowments using the Endowment Model style of investing have allocated larger amounts to private equity, private credit, real assets, and venture capital and less to publicly traded stocks and bonds.” Does the Fund have the same types of strategic partnerships and access to investment managers as Yale University? If not, please consider revising.

Response: Please see the response to comment 8 above.

10.               Comment: On page 4 of the prospectus, under the heading “Investment Strategy”, the third paragraph states “The Adviser will invest primarily in private and other generally less liquid alternative and non-traditional investments with limited availability, supplemented by a liquid investment allocation (collectively, “Portfolio Investments”). These non-traditional investments may target either attractive income production and/or attractive risk adjusted total returns to

Mr. Christopher R. Bellacicco August 4, 2023 Page 5

aggregate to produce a core alternatives solution.” Please revise to disclose what this “liquid investment allocation” will consist of.

Response: The Fund undertakes to revise page 4 of the Registration Statement as follows:

The Adviser will invest primarily in private and other generally less liquid alternative and non-traditional investments with limited availability, supplemented by a liquid investment allocation (collectively, “Portfolio Investments”). These non-traditional investments may target either attractive income production and/or attractive risk adjusted total returns to produce a core alternatives solution. The liquid investment allocation will generally consist of publicly traded securities, highly liquid funds, and investments designed for the production of current income.

11.               Comment: On page 9 of the Prospectus, under the heading “Risks”, the fifth sentence states “Unlike closed-end funds that list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future.” Please consider revising this language, since the Fund may make its shares available for auction on the Nasdaq Fund Secondaries platform.

Response: The Fund undertakes to revise page 9 of the Registration Statement as follows:

Unlike closed-end funds that list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in for the foreseeable future, other than the Nasdaq Fund Secondaries auction process, if the Fund chooses to make its shares available on the Nasdaq Fund Secondaries platform.

12.               Comment: On page 15 of the prospectus, under the heading “Repurchase Offers; Limited Liquidity”, please disclose that repurchase offers may not eliminate any discount at which Fund shares are listed on the Nasdaq Fund Secondaries platform.

Response: The Fund undertakes to include the following sentence on page 15 of the Registration Statement, under the heading titled "Repurchase Offers; Limited Liquidity”:

Repurchase offers may not eliminate any discount at which Shares are offered on the Nasdaq Fund Secondaries platform.

13.               Comment: On page 15 of the prospectus, under the heading “Repurchase Offers; Limited Liquidity”, please disclose the financing costs of borrowing to the extent that the Fund takes on leverage or engages in borrowing to fulfill repurchase reques

Response: The Fund undertakes to include the following sentence on page 15 of the Registration Statement under the heading titled “Repurchase Offers; Limited Liquidity”:

If the Fund incurs indebtedness to satisfy repurchase obligations, the Fund’s indebtedness and debt service obligations thereunder will impact the remaining Shareholders’ investment in the Fund.

Mr. Christopher R. Bellacicco August 4, 2023 Page 6

14.               Comment: On page 26 of the prospectus, in the section titled “Summary of Fees and Expenses”, please confirm that Fund shareholders will not be charged a fee in connection with their repurchase of shares by the Fund.

Response: The Fund undertakes to revise the fee and expenses table in the Registration Statement to include a line item for “transaction fee”, which will be 0.00%. Also, the Fund undertakes to include a footnote to the fee and expenses table clarifying that the Fund will not charge shareholders a transaction fee.

15.               Comment: On page 27 of the prospectus, under the section titled “Financial Highlights”, footnote (f) states “Includes income and expenses allocated from the Master Fund.” Please provide context and explain what the Master Fund was, since it is a defined term.

Response: The Fund undertakes to revise footnote (f) on page 27 of the Registration Statement as follows:

(f) Includes income and expenses from AOG Institutional Diversified Master Fund (“the Master Fund”). The Master Fund is a diversified, closed-end management investment company, and was organized as a Delaware statutory trust on November 4, 2021. The Fund previously operated in a master-feeder structure and invested all or substantially all of its assets in shares of the Master Fund. As a result of the adoption of the Repurchase Policy, and in connection with the Fund’s operation as an interval fund, the Fund no longer operates as a feeder fund within a master-feeder structure. The Master Fund will be deregistered under the Investment Company Act, but will continue to exist as a wholly owned subsidiary of the Fund. All of the Fund’s current assets are held through the Master Fund.

16.               Comment: On page 32 of the prospectus, under the sub-heading “All Wholly-Owned Subsidiaries”, it appears that the following sentence was removed: “To preserve its status as a diversified investment company, the Fund will invest no more than 25% of its assets in wholly-owned Subsidiaries, including Corporate Subsidiaries and REIT Subsidiaries.” If the Fund is planning on investing more than 25% of its assets in wholly owned subsidiaries, then please disclose the tax implications of this investment strategy.

Response: The Fund undertakes to revise page 32 of the Registration Statement as follows:

All wholly-owned Subsidiaries. The Fund will consolidate all of its wholly-owned Subsidiaries such as any REIT Subsidiary or Corporate Subsidiary as required under GAAP. The Fund will invest no more than 25% of its assets in wholly-owned Subsidiaries, including Corporate Subsidiaries and REIT Subsidiaries. All Wholly-Owned Subsidiaries will comply with the provisions of the 1940 Act regarding investment policies. Any investment adviser to a Wholly Owned Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory agreements as if it were an investment adviser to the Fund. Each Wholly Owned Subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody of assets.

17.               Comment: On page 37 of the prospectus, under the sub-heading “Hedge Funds”, the first sentence states “Hedge funds are Private Markets Investment Funds usually structured as private partnerships that investment managers organize and manage that primarily invest in

Mr. Christopher R. Bellacicco August 4, 2023 Page 7

publicly traded securities, currencies, over-the-counter derivatives, futures contracts, use substantial leverage (in excess of 300% of net assets), sell securities short, or employ certain hedging and arbitrage strategies, and that would be investment companies but for the exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.” Please re-order so publicly traded securities are not listed as the first item.

Response: The Fund respectfully notes that it believes that hedge funds invest primarily, if not entirely, in publicly traded securities, and that the Fund believes that the current ordering in the Registration Statement accurately reflects the prominence of investments held in hedge fund portfolios, and requests that the existing ordering be maintained in the Registration Statement.

18.               Comment: Under the “Portfolio Investments” and “Investment Strategy” headings of the prospectus, the disclosure states that “The Fund has adopted a policy prohibiting it from investing more than 15% of its net assets in Private Investment Funds that primarily invest in publicly traded securities, currencies, over-the-counter derivatives, futures contracts, use substantial leverage (in excess of 300% of net assets), sell securities short, or employ certain hedging and arbitrage strategies, and that would be investment companies but for exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (collectively, “Hedge Funds”).” As this disclosure is currently drafted, it appears that the Fund is limiting this policy to certain 3(c)(1) and 3(c)(7) funds. Please revise the disclosure to expand the types of funds that would be considered Hedge Funds for this policy.

Response: The Fund undertakes to revise the definition of “Hedge Funds” in the Registration Statement as follows:

The Fund has adopted a policy prohibiting it from investing more than 15% of its net assets in Private Investment Funds (1) that are not primarily engaged in the business of investing in the debt and equity securities of entities that (a) are organized under the laws of, and have their principal places of business in, the United States, (b) do not have any class of securities listed on a national securities exchange, and (c) would be investment companies but for the exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, or (2) that primarily invest in publicly traded securities, currencies, over-the-counter derivatives, futures contracts, use substantial leverage (in excess of 300% of net assets), sell securities short, or employ certain hedging and arbitrage strategies, and that would be investment companies but for the exceptions provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (collectively, “Hedge Funds”).

19.               Comment: On page 59 of the prospectus, under the heading “The Adviser”, the final sentence states “A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement is available in Fund’s Annual Report to Shareholders for the year ended September 30, 2022.” Please confirm that this disclosure references the correct date.

Response: The Fund confirms that there is disclosure on page 21 of the September 30, 2022 Annual Report to Shareholders with respect to the existing advisory agreement.

20.               Comment: On page 71 of the prospectus, under the heading “Purchase Terms for Fund Shares”, the third and fourth sentences state “Class I Shares are sold at NAV per share. Investors may also buy Shares of the Fund through financial intermediaries and their agents that have made

Mr. Christopher R. Bellacicco August 4, 2023 Page 8

arrangements with the Fund and are authorized to buy Shares of the Fund (collectively, “Financial Intermediaries”).” The Fund does not appear to have Class I shares. Please revise.

Response: The Fund undertakes to remove all references to Class I shares from the Registration Statement.

21.               Comment: On page 72 of the prospectus, under the sub-heading “Notice to Shareholders”, the first sentence states “…Shareholders will be notified in writing (the “Shareholder Notification”) about each quarterly repurchase offer (each, a “Repurchase Offer”), how they may request that the Fund repurchase their Shares, and the Repurchase Request Deadline”. Please revise from “quarterly repurchase” to “annual repurchase.”

Response: The Fund undertakes to revise the first sentence under the sub-heading “Notice to Shareholders” in the Registration Statement to change references of “quarterly repurchase” to “annual repurchase.”

22.               Comment: On page 72 of the prospectus, under the sub-heading “Notice to Shareholders”, please confirm that shareholders may cancel or modify their repurchase request until the repurchase request deadline.

Response: The Issuer confirms that shareholders may cancel or modify their repurchase requests until the repurchase request deadline, and undertakes to revise the Registration Statement as follows:

No less than 21 days and more than 42 days before each Repurchase Request Deadline, Shareholders will be notified in writing (the “Shareholder Notification”) about each ~~quarterly~~ annual repurchase offer (each, a “Repurchase Offer”), how they may request that the Fund repurchase their Shares, and the Repurchase Request Deadline. Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to Shareholders and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Shareholders may ascertain the NAV per Share after the notification date. Shareholders should be aware of the risk of fluctuation in net asset value that may result in differences in pricing between the Repurchase Request Deadline and the Repurchase Pricing Date. Shareholders may cancel or modify their repurchase requests until the Repurchase Request Deadline.

23.               Comment: On page 72 of the Prospectus, under the sub-heading “Notice to Shareholders”, please address the risk in fluctuation of pricing between the repurchase deadline and the repurchase pricing date.

Response: Please see the response to Comment 22 above.

Mr. Christopher R. Bellacicco August 4, 2023 Page 9

24.               Comment: On page 2 of the SAI, under the sub-heading “Fundamental Investment Restrictions”, please consider including the interval fund policy as well as a fundamental investment restriction.

Response: The Fund undertakes to revise the list of restrictions and policies under the heading “Fundamental Investment Restrictions” on page 2 of the SAI as follows:

1. The Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

2. The Fund may borrow money or issue senior securities (as defined under the 1940 Act), except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

3. The Fund may make loans, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

4. The Fund may purchase or sell commodities or real estate, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

5. The Fund may underwrite securities issued by other persons, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

6. The Fund will conduct one repurchase offer in the third calendar quarter of each year at the NAV per Share, of not less than 5% of the Fund’s outstanding Shares.

25.               Comment: On page 4 of the SAI, under the sub-heading “Advisory Fees Paid to the Adviser”, the second paragraph states “The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by the Fund from exceeding 2.95% of the Fund’s average daily net assets until the date that is one-year from January 11, 2023 (the “Initial Term End Date”).”

However, on page 26 of the Prospectus, under the heading “Summary of Fees and Expenses”, footnote 4 states that “The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by the Fund from exceeding 2.95% of the Fund’s average daily net assets until the date that is one-year from the date of this Prospectus (the “Initial Term End Date”).”

Please reconcile.

Response: The Fund undertakes to revise footnote 4 on Page 26 of the Registration Statement under the heading titled “Summary of Fees and Expenses” as follows:

“The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred

Mr. Christopher R. Bellacicco August 4, 2023 Page 10

by the Fund from exceeding 2.95% of the Fund’s average daily net assets until the date that is one-year from January 11, 2023 ~~date of this Prospectus~~ (the “Initial Term End Date”).”

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin Dozier

cc:         Frederick Baerenz, President and Chief Executive Officer